Exhibit 2.1

LETTER AGREEMENT

This LETTER AGREEMENT (this “Letter Agreement”), dated as of May 21, 2026, is entered into by and between eBay Inc., a Delaware corporation (“Buyer”), and Etsy, Inc., a Delaware corporation (“Seller” and together with Buyer, the “Parties”). Terms used but not defined herein shall have the meanings ascribed thereto in the Sale and Purchase Agreement, dated as of February 15, 2026, between the Parties, as amended (the “SPA”).
WHEREAS, the Parties acknowledge that, due to the ongoing regulatory approval process, the Pre-Closing Period is longer than anticipated by the Parties,
WHEREAS, the Parties also acknowledge that the Company is facing strong competitive pressure in several countries, and
WHEREAS, on account of such prolonged Pre-Closing Period and urgent commercial pressure in the US and Australia, Buyer has agreed to pay to Seller a fee, in the amount and under the conditions set forth below.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
1.If the SPA is validly terminated pursuant to Article X of the SPA (other than by Buyer (i) pursuant to Section 10.1(e) of the SPA with respect to a Willful Breach by Seller of any of its obligations under Sections 6.2, 6.4 or 6.5 or Exhibit F of the SPA or (ii) as a result of Seller’s Fraud), Buyer shall pay a fee (the “Business Disruption Fee”), in the amount set forth in the table below opposite the applicable date on which such termination occurs, to Seller by wire transfer in immediately available funds within two Business Days following such termination, without prejudice to any other payments that become payable pursuant to the terms of the SPA.

If the termination occurs:	Business Disruption Fee Amount
On or before June 15, 2026	$0
After June 15, 2026, but on or before June 30, 2026	$34,000,000
After June 30, 2026, but on or before July 15, 2026	$68,000,000
After July 15, 2026, but on or before July 31, 2026,	$102,000,000
After July 31, 2026	$136,000,000
    For the avoidance of doubt (i) in no event shall the amount of the Business Disruption Fee payable hereunder exceed $136,000,000 and (ii) no Business Disruption Fee shall be payable if the Closing occurs.

2.Notwithstanding Section 1, if the SPA is validly terminated by Buyer (i) pursuant to Section 10.1(e) of the SPA with respect to a Willful Breach by Seller of any of its obligations under Sections 6.2, 6.4 or 6.5 or Exhibit F of the SPA or (ii) as a result of Seller’s Fraud, no Business Disruption Fee shall become payable.
3.No interest shall accrue on any payment hereunder.
4.This Letter Agreement shall automatically terminate and be of no further force and effect upon the earliest to occur of (1) the Closing, (2) the payment of the Business Disruption Fee pursuant to Section 1 and (3) the occurrence of the termination of the SPA specified in Section 2.
5.The provisions of Article XI (Miscellaneous) of the SPA shall apply mutatis mutandis to this Letter Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed and delivered as of the day and year first above written.

BUYER:
EBAY INC.

By: /s/ Jamie Iannone_______
Name: Jamie Iannone
Title: President, Chief Executive Officer

SELLER:
ETSY, INC.

By:______________________________
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed and delivered as of the day and year first above written.

BUYER:
EBAY INC.

By:______________________________
Name:
Title:

SELLER:
ETSY, INC.

By: /s/ Lanny Baker________
Name: Lanny Baker
Title: Chief Financial Officer